SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              ARIS INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    040401101

                                 (CUSIP Number)



                                Robert W. Forman
                           Shapiro Forman & Allen LLP
                               380 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 1999
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

          Check the following box if a fee is being paid with the statement |X|.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     THE SIMON GROUP, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         45,045,045

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         45,045,045

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,045,045

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

CO

________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     ARNOLD H. SIMON

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         45,045,045 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         45,045,045 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,045,045 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________
          (1)  Represents shares owned by The Simon Group, LLC.

                           STATEMENT FOR SCHEDULE 13D

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Aris Industries, Inc. (the "Issuer"), whose principal executive office is located at 475 Fifth Avenue, New York, NY.

Item 2.   Identity and Background.

          (a) This statement is filed by The Simon Group, LLC, a New York limited liability company ("SGL") and Arnold H. Simon ("Simon"; and with SGL the "Reporting Persons").

          (b) The principal business address of each Reporting Person is 1385 Broadway, New York, NY 10018.

          (c) SGL was formed to own the Shares. Simon is currently Chairman and Chief Executive Officer of the Issuer and the sole managing member of SGL.

          (d) Neither SGL nor any of its controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither SGL nor any of its controlling persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the shares of the Issuer's Common Stock owned by SGL was $20,000,000, which were acquired with SGL's capital, all of which was contributed by Simon.

Item 4.   Purpose of Transaction.

     SGL acquired 45,045,045 common stock and common stock equivalents directly from the Company with a view toward making a profit. By virtue of the Agreements by which the Reporting Persons acquired the Shares they are in a position to designate, and have designated, a majority of the Issuer's board of directors.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon approximately 71,000,000 shares of common stock and common stock equivalents outstanding as of March 1, 1999.

As of the close of business on March 1, 1999:

     SGL directly owns 24,107,145 shares of Common Stock and 2,093,790 shares of Series A Preferred Stock, which are convertible into 20,937,900 shares of of Common Stock. In the aggregate, SGL owns 45,045,045 common stock and common stock equivalents, representing approximately 63.4% of the shares outstanding.

          (b) By virtue of his position with SGL, Mr. Simon has the sole power to vote and dispose of the shares reported in this Schedule 13D.

          (c) Except for the acquisition by the Reporting Persons of the Shares from the Company, neither Reporting Person has engaged in any transactions in the Issuer's Common Stock within the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons are parties to the Securities Purchase Agreement, Shareholders Agreement and Equity Registration Rights Agreement, each dated as of February 26, 1999. In addition, pursuant to the Operating Agreement for SGL, Simon is entitled to 20% of the profits made by SGL upon the sale or other disposition of the Issuer's common stock owned by it.

Item 7. Material to be Filed as Exhibits.

               i.        Securities Purchase Agreement, dated as of February 26,
                    1999, between Aris Industries, Inc., Apollo Aris Partners, L.P., AIF-II, L.P., The Simon Group, LLC and Arnold Simon.
                    (1)

               ii.       Shareholders Agreement, dated as of February 26, 1999,
                    between Aris Industries, Inc., Apollo Aris Partners, L.P., AIF-II, L.P., The Simon Group, LLC and Charles S. Ramat. (1)

               iii.      Equity Registration Rights Agreement, dated as of
                    February 26, 1999, between Aris Industries, Inc., Apollo Aris Partners, L.P., AIF-II, L.P., The Simon Group, LLC and Charles S. Ramat. (1)

               iv.       Operating Agreement of The Simon Group, LLC dated
                    February 24, 1999.

----------
     (1) Incorporated by reference from the Issuer's Form 8-K filed with the Commission on or about March 2, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 8, 1999                                 THE SIMON GROUP, LLC


                                                 By: /s/ Arnold H. Simon
                                                     ---------------------------
                                                     Arnold H. Simon,
                                                     Managing Member

                                                     /s/ Arnold H. Simon
                                                     ---------------------------
                                                     ARNOLD H. SIMON